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Contact
Motti Gadish
Retalix Ltd.
+972-9-776-6600
investors@retalix.com


             Retalix Announces the Appointment of New Board Members


     Ra'anana, Israel; March 18, 2008 - Retalix(R) Ltd. (NasdaqGS: RTLX) announced today that the Company's Board of Directors has approved the appointment of two new board members, Ishay Davidi and Gillon Beck, both of whom were designated by FIMI pursuant to a shareholders' agreement signed between the Company's founding shareholders and FIMI earlier this month.

     FIMI, an Israeli private equity fund, recently purchased 11.7% of the ordinary shares of Retalix. FIMI reported that it has acquired its position in Retalix in the belief that it will be able to contribute to the Company's performance and assist management in achieving profitability levels that are compatible with industry standards.

     Sigal Hoffman, who has been a member of the board since 2004, resigned from the board for personal reasons.

     Following appintment of the new members, Retalix's board of directors consists of Barry Shaked, Brian Cooper, Ishay Davidi, Gillon Beck, Itschak Shrem, Ian O'Reilly, Amnon Lipkin-Shahak, Louis Berman and David Bresler.

     Background information on the new board members:

     Mr. Ishay Davidi is the Founder and CEO of each of FIMI IV 2007 Ltd., FIMI Opportunity 2005 Ltd, FIMI 2001 Ltd and First Israel Mezzanine Investors Ltd., the managing general partners of the partnerships constituting the FIMI Private Equity Funds. Mr. Davidi also serves as a director at Tefron Ltd. (TASE, NYSE), Scope Metals Group Ltd. (TASE), Orlite Industries (1959) Ltd., MDT Micro Diamond Technologies Ltd, Orian S.M. Ltd. (TASE), Merhav-Ceramic and Building Materials Center Ltd. (TASE), Gamatronic Electronic Industries ,Ltd. (TASE) and Bagir Group Ltd. Mr. Davidi holds a B.Sc. in Industrial and Management Engineering from Tel Aviv University and an MBA from Bar Ilan University.

     Mr. Gillon Beck is a Senior Partner at FIMI since 2003. Director of Orlite Industries (1959) Ltd. including its subsidiaries, MDT Micro Diamond Technologies Ltd, Metro Motor Marketing Ltd, TANA Industries (1991) Ltd., Orian S.M. Ltd. (TASE), Gamatronic Electronic Industries Ltd. (TASE), Merhave-Ceramic and Building Materials Center Ltd. (TASE), and Concept Fashion Ltd. In addition, Mr. Beck is an observer in Davidoff Holding Ltd, a director in FIMI Opportunity Funds, and previously served as Chairman of the board of Medtechnica Ltd (TASE), and board member of TAT Technologies LTD (TASE, NASDAQ) including its subsidiary, both former investments of FIMI.

     About Retalix

     Retalix is an independent provider of software solutions to retailers and distributors worldwide. Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through 1,500 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix , please visit www.retalix.com.

     Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

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